SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

September 26th, 2013

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

The Board of Directors of Credicorp Ltd., in its session held on September 25th, 2013, agreed to accept the resignation of Mr. David Saettone, Credicorp’s Chief Insurance Officer and CEO of Credicorp’s subsidiary Pacifico Peruano Suiza, and appointed in his place Mr. Alvaro Correa, who currently holds the position of Chief Financial Officer of Credicorp.

In the same session, the Board of Credicorp also decided to name Mr. Fernando Dasso as Mr. Correa’s replacement and appointed him as new Chief Financial Officer of Credicorp.

All the above changes will be effective as of October 1st, 2013.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2013

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative